    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 25, 1997

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 1)

                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                  SCHEDULE 13D
                             OF CSX CORPORATION AND
                            CSX TRANSPORTATION, INC.

                               (AMENDMENT NO. 5)

       (PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                  SCHEDULE 13D
                        OF NORFOLK SOUTHERN CORPORATION

                               (AMENDMENT NO. 3)


       (PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934)


                                  SCHEDULE 13D
                               OF WALTER G. RICH

                               (AMENDMENT NO. 4)


       (PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934)


                          DELAWARE OTSEGO CORPORATION
                                (NAME OF ISSUER)

                              DOCP ACQUISITION LLC
                                CSX CORPORATION
                          NORFOLK SOUTHERN CORPORATION
                                 WALTER G. RICH
                       (NAME OF PERSONS FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.125 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  246244 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                PETER J. SHUDTZ
                                GENERAL COUNSEL
                                CSX CORPORATION
                                ONE JAMES CENTER
                              901 EAST CARY STREET
                         RICHMOND, VIRGINIA 23219-4031
                                 (804) 782-1400
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING
                                   STATEMENT)

                                WITH A COPY TO:

       PAMELA S. SEYMON                RONALD B. RISDON                  J. GARY LANE                  ERIC J. FRIEDMAN
WACHTELL, LIPTON, ROSEN & KATZ     KELLEY DRYE & WARREN LLP       GENERAL COUNSEL CORPORATE         SKADDEN, ARPS, SLATE,
     51 WEST 52ND STREET               101 PARK AVENUE           NORFOLK SOUTHERN CORPORATION         MEAGER & FLOM LLP
   NEW YORK, NEW YORK 10019        NEW YORK, NEW YORK 10178         THREE COMMERCIAL PLACE             919 THIRD AVENUE
  TELEPHONE: (212) 403-1000       TELEPHONE: (212) 808-7800      NORFOLK, VIRGINIA 23510-9241      NEW YORK, NEW YORK 10022
                                                                  TELEPHONE: (757) 629-2600       TELEPHONE: (212) 735-3000


----------------------------------------------------------------------------------------------------------------
                                           CALCULATION OF FILING FEE
----------------------------------------------------------------------------------------------------------------
                 TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE**
                      $46,578,752                                                $9,316
----------------------------------------------------------------------------------------------------------------



* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF AN AGGREGATE OF 2,117,216 SHARES OF COMMON STOCK, PAR VALUE $.125 PER SHARE, OF DELAWARE OTSEGO CORPORATION (THE "SHARES") AT $22.00 NET PER SHARE IN CASH.


** THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11(d) OF
   THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF 1% OF THE AGGREGATE VALUE OF CASH OFFERED BY DOCP ACQUISITION LLC FOR SUCH NUMBER OF SHARES.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.


           AMOUNT PREVIOUSLY PAID: $9,232                      FILING PARTY: DOCP ACQUISITION LLC, CSX CORPORATION,
                                                                             NORFOLK SOUTHERN CORPORATION AND WALTER
                                                                             G. RICH
           FORM OR REGISTRATION NO.: SCHEDULE 14D-1            DATE FILED: AUGUST 22, 1997


================================================================================

   CUSIP No. 246244 10 7

---------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DOCP
           ACQUISITION LLC
---------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
---------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
---------------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [
           ]
---------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NEW YORK
---------------------------------------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384,681.6
---------------------------------------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
---------------------------------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 20.2%
---------------------------------------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
---------------------------------------------------------------------------------------------------------

   CUSIP No. 246244 10 7

---------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CSX CORPORATION
           62-1051971
---------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
---------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
---------------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
---------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION COMMONWEALTH OF VIRGINIA
---------------------------------------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,250(1)
---------------------------------------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
---------------------------------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 5.8%
---------------------------------------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO
---------------------------------------------------------------------------------------------------------

(1) Excludes all shares beneficially owned by Walter G. Rich.

   CUSIP No. 246244 10 7


---------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           NORFOLK SOUTHERN CORPORATION
           52-1188014
---------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                      (a) [ ]
                                                      (b) [X]
---------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC
---------------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
           [ ]
---------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           COMMONWEALTH OF VIRGINIA
---------------------------------------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           384,181(1)
---------------------------------------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
           [ ]
---------------------------------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           20.2%(1)
---------------------------------------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO
---------------------------------------------------------------------------------------------------------



(1) Only to the extent that NSC might or could, by reason of the NSC's involvement in the arrangements with CSX and Mr. Rich set forth in the Offer to Purchase, be deemed to be part of a group under Rule 13d-5(b)(1) of the rules promulgated under the Securities and Exchange Act of 1934, as amended, and thereby for the purposes of Section 13(d) of such Act be deemed beneficially to own the 110,250 shares of the Company beneficially owned by CSX Transportation, Inc. and the 273,931.6 Shares beneficially owned by Mr. Rich.

   CUSIP No. 246244 10 7

---------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WALTER G. RICH
           ###-##-####
---------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
---------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
---------------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
---------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NEW YORK
---------------------------------------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,931
---------------------------------------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
---------------------------------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 14.4%
---------------------------------------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
---------------------------------------------------------------------------------------------------------

                                  INTRODUCTION


     This Amendment No. 1 to the Transaction Statement on Schedule 14D-1 and Amendment No. 5 to the Schedule 13D of CSX Corporation, a Virginia corporation ("CSX"), and CSX Transportation, Inc., a Virginia corporation and wholly owned subsidiary of CSX ("CSXT"), Amendment No. 3 to the Schedule 13D of Norfolk Southern Corporation, a Virginia corporation ("NSC"), and Amendment No. 4 to the
Schedule 13D of Walter G. Rich ("Mr. Rich") (collectively, this "Statement") relate to the offer by DOCP Acquisition LLC, a New York limited liability company ("Purchaser") formed by CSX, NSC and Mr. Rich, to purchase all outstanding Shares of Delaware Otsego Corporation, a New York corporation (the "Company"), at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 22, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (d)(1) and (d)(2), respectively. This Amendment amends and supplements the Transaction Statement on Schedule 14D-1 and all such Schedules 13D filed prior hereto.


ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Delaware Otsego Corporation, a New York corporation, which has its principal executive offices at 1 Railroad Avenue, Cooperstown, New York 13326.

     (b) The class of equity securities being sought is all the outstanding shares of common stock, par value $0.125 per share, of the Company. The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Terms of the Offer; Expiration Date" in the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "THE TENDER OFFER -- Price Range of Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by Purchaser, CSX, NSC and Mr. Rich. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser, CSX, NSC and Mr. Rich, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of Mr. Rich and each of the executive officers and directors of Purchaser, CSX and NSC are set forth under "INTRODUCTION", "THE TENDER OFFER -- Certain Information Concerning Purchaser, CSX, NSC and Mr. Rich" and Schedule I in the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) During the last five years, none of Purchaser, CSX, NSC and Mr. Rich, and, to the best knowledge of Purchaser, CSX, NSC and Mr. Rich, none of the individuals listed in Schedule I of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, United States federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement and Related Agreements" and "THE TENDER OFFER -- Certain Information Concerning Purchaser, CSX, NSC and Mr. Rich" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "INTRODUCTION", "SPECIAL
FACTORS -- Background of the Offer and the Merger", "SPECIAL
FACTORS -- Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement and Related Agreements", "SPECIAL
FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger", "THE TENDER OFFER -- Certain Information Concerning the Company" and "THE TENDER OFFER -- Certain Information Concerning Purchaser, CSX, NSC and Mr. Rich" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth under "THE TENDER OFFER -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (b)-(c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth under "INTRODUCTION", "SPECIAL
FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for The Offer and The Merger", "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger" and "SPECIAL FACTORS -- The Merger Agreement and Related Agreements" in the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth under "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger" and "THE TENDER OFFER -- Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth under "INTRODUCTION", "SPECIAL
FACTORS -- Interests of Certain Persons in the Offer and the Merger", "THE TENDER OFFER -- Certain Information Concerning Purchaser, CSX, NSC and Mr. Rich" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth under "INTRODUCTION", "SPECIAL
FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger; Reasons for The Offer and The Merger", "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement and Related Agreements", "THE TENDER OFFER -- Certain Information Concerning Purchaser, CSX, NSC and Mr. Rich" and "THE TENDER OFFER -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under "INTRODUCTION" and "THE TENDER
OFFER -- Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth under "THE TENDER OFFER -- Certain Information Concerning Purchaser, CSX, NSC and Mr. Rich" in the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a)-(f) The information set forth under "THE TENDER OFFER -- Certain Legal Matters; Regulatory Approvals", "THE TENDER OFFER -- Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration" and "SPECIAL FACTORS -- Certain Litigation Relating to the Offer and the Merger" in the Offer to Purchase and in Exhibit (c)(4) hereto is incorporated herein by reference. The information set forth in the Offer to Purchase, the Letter of Transmittal and the Agreement and Plan of Merger, dated as of August 18, 1997, among CSX, NSC, Mr. Rich and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.



    (a)(1)   Form of Definitive Offer to Purchase, dated August 22, 1997.
    (a)(2)   Form of Definitive Letter of Transmittal.
    (a)(3)   Form of Definitive Notice of Guaranteed Delivery.
    (a)(4)   Form of Definitive Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Nominees.
    (a)(5)   Form of Definitive Letter from Brokers, Dealers, Commercial Banks, Trust
             Companies and Nominees to Clients.
    (a)(6)   Form of Definitive Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.
    (a)(7)   Summary Advertisement as published in The Wall Street Journal on August 22,
             1997.
    (a)(8)   Text of Press Release issued by the Company on August 17, 1997.
    (b)      Not Applicable.
    (c)(1)   Agreement and Plan of Merger, dated as of August 17, 1997, by and among CSX,
             NSC, Mr. Rich and the Company, incorporated by reference to Exhibit 3 to
             Amendment No. 3 to the Schedule 13D of CSX, filed with the Commission on
             August 18, 1997.
    (c)(2)   Letter Agreement, dated August 17, 1997, by and among CSX, NSC and Mr. Rich, incorporated by reference to Exhibit 4 to Amendment No. 3 to Schedule 13D of
             CSX and CSXT, filed with the Commission on August 18, 1997.
    (c)(3)   Proposal Letter and Term Sheet, dated August 8, 1997, incorporated by reference to Exhibit 2 to Amendment No. 2 to Schedule 13D of CSX and CSXT, filed with the
             Commission on August 11, 1997.
    (c)(4)   Complaint, dated August 14, 1997, incorporated by reference to Exhibit 5 to
             Amendment No. 2 to Schedule 13D of CSX and CSXT, filed with the Commission on
             August 18, 1997.
    (d)      Not Applicable.
    (e)      Not Applicable.
    (f)      Not Applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 25, 1997                           DOCP ACQUISITION LLC


                                          By: /s/ MARK G. ARON
                                            ------------------------------------
                                            Name: Mark G. Aron
                                            Title: Authorized Person

                                          By: /s/ JAMES C. BISHOP, JR.

                                            ------------------------------------
                                            Name: James C. Bishop, Jr.
                                            Title: Authorized Person

                                          CSX CORPORATION

                                          By: /s/ MARK G. ARON
                                            ------------------------------------
                                            Name: Mark G. Aron
                                            Title:  Executive Vice President
                                                 -- Law and Public Affairs

                                          NORFOLK SOUTHERN CORPORATION

                                          By: /s/ JAMES C. BISHOP, JR.
                                            ------------------------------------
                                            Name: James C. Bishop, Jr.
                                            Title: Executive Vice
                                              President -- Law

                                          /s/ WALTER G. RICH
                                          --------------------------------------
                                          Walter G. Rich

                                   SIGNATURE
                    (SOLELY WITH RESPECT TO THE SCHEDULE 13D
                          OF CSX TRANSPORTATION, INC.)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 25, 1997                           CSX TRANSPORTATION, INC.


                                          By: /s/ WILLIAM M. HART

                                            ------------------------------------
                                            Name: William M. Hart
                                            Title:  Vice President --
                                                    Corridor Development

                                 EXHIBIT INDEX


EXHIBIT
  NO.                                    DESCRIPTION
-------   -------------------------------------------------------------------------
(a)(1)    Form of Definitive Offer to Purchase, dated August 22, 1997. ............
(a)(2)    Form of Definitive Letter of Transmittal. ...............................
(a)(3)    Form of Definitive Notice of Guaranteed Delivery. .......................
(a)(4)    Form of Definitive Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Nominees. .................................................
(a)(5)    Form of Definitive Letter from Brokers, Dealers, Commercial Banks, Trust
          Companies and Nominees to Clients. ......................................
(a)(6)    Form of Definitive Guidelines for Certification of Taxpayer
          Identification Number on Substitute Form W-9. ...........................
(a)(7)    Summary Advertisement as published in The Wall Street Journal on August
          22, 1997. ...............................................................
(a)(8)    Text of Press Release issued by the Company on August 17, 1997. .........
(b)       Not Applicable. .........................................................
(c)(1)    Agreement and Plan of Merger, dated as of August 17, 1997, by and among
          CSX, NSC, Mr. Rich and the Company, incorporated by reference to Exhibit
          3 to Amendment No. 3 to the Schedule 13D of CSX, filed with the
          Commission on August 18, 1997. ..........................................
(c)(2)    Letter Agreement, dated August 17, 1997, by and among CSX, NSC and Mr.
          Rich, incorporated by reference to Exhibit 4 to Amendment No. 3 to
          Schedule 13D of CSX and CSXT, filed with the Commission on August 18,
          1997. ...................................................................
(c)(3)    Proposal Letter and Term Sheet, dated August 8, 1997, incorporated by reference to Exhibit 2 to Amendment No. 2 to Schedule 13D of CSX and
          CSXT, filed with the Commission on August 11, 1997. .....................
(c)(4)    Complaint, dated August 14, 1997, incorporated by reference to Exhibit 5 to Amendment No. 2 to Schedule 13D of CSX and CSXT, filed with the
          Commission on August 18, 1997. ..........................................
(d)       Not Applicable. .........................................................
(e)       Not Applicable. .........................................................
(f)       Not Applicable. .........................................................